Silver Run Acquisition Corporation II

1000 Louisiana Street, Suite 1450

Houston, TX 77002

October 31, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	H. Roger Schwall

Assistant Director

Office of Natural Resources

Division of Corporation Finance

Re:	Silver Run Acquisition Corporation II

Preliminary Proxy Statement on Schedule 14A

Filed September 25, 2017

File No. 001-38040

Form 8-K

Soliciting materials filed pursuant to Exchange Act Rule 14a-12

Filed August 17, 2017

File No. 001-38040

Form 8-K

Soliciting materials filed pursuant to Exchange Act Rule 14a-12

Filed September 14, 2017

File No. 001-38040

Form 8-K

Soliciting materials filed pursuant to Exchange Act Rule 14a-12

Filed October 3, 2017

File No. 001-38040

Ladies and Gentlemen:

This letter sets forth the responses of Silver Run Acquisition Corporation II (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 20, 2017 (the “Comment Letter”) with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company on September 25, 2017 (the “Proxy Statement”) and with respect to the Forms 8-K filed by the Company on August 17, 2017, September 14, 2017 and October 3, 2017. In connection with this letter, the Company is filing today an amendment to the Proxy Statement (“Amendment No. 1”). We are separately hand delivering to the Staff six courtesy copies of Amendment No. 1 marked to show the changes made to the Proxy Statement.

For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italics below, and set forth below each such comment is its response. Page numbers referenced in the responses refer to page numbers in Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Proxy Statement.

Securities and Exchange Commission

October 31, 2017

General

1.	Please include a copy of your preliminary proxy card with your amended proxy statement. Refer to Exchange Act Rule 14a-6(a).

Response: The Company acknowledges the Staff’s comment and has included a copy of the preliminary proxy card in Amendment No. 1.

Summary Term Sheet, page v

2.	We note that Riverstone is an affiliate of your Sponsor and Fund VI Holdings. In this regard, please revise your disclosure on pages viii and ix to disclose the voting and economic interests that your Sponsor, Fund VI Holdings, the Riverstone Contributor and other affiliates of Riverstone will own collectively upon the closing of the business combination.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages viii-ix, 6-7, 27-28 and 177-178.

3.	Please disclose the difference between you affecting a direct exchange of cash or Class A common stock for SRII Opco common units in lieu of redemption by SRII Opco common unit holders.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page vi.

Questions and Answers About the Proposals for Silver Run Stockholders, page 1

4.	Please revise to include a question and answer to disclose Alta Mesa and Kingfisher’s relationship with Bayou City Energy Management, LLC, HPS Investment Partners, LLC, AM Equity Holdings, LP and their affiliates, respectively.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 5.

5.	Please revise to include a question and answer that describes your relationship with Riverstone, Fund VI Holdings and affiliated entities.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 12.

Summary of the Proxy Statement, page 16

Impact of the Business Combination on Silver Run’s Public Float, page 24

6.	Please disclose the voting interest of Silver Run held by the public shareholders, Riverstone and affiliates entities, and the Alta Mesa and Kingfisher Contributors at various share prices under the earn-out consideration to be paid to the Alta Mesa and Kingfisher Contributor, respectively.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages ix-x, 8-9 and 28-29.

Securities and Exchange Commission

October 31, 2017

Organizational Structure, page 26

7.	We note your footnote 4 to the table discloses certain existing owners of Alta Mesa will continue to own a 10% voting interest in Alta Mesa GP. Please add these shareholders to the organizational structure, and at the appropriate place in your proxy statement, please disclose the material terms of the voting agreement between these shareholders and SRII Opco, such as any restrictions on the shares and the expiration terms of this agreement.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 24, 30-31, 160 and 247.

Selected Historical Financial Information of Kingfisher, page 35

Non-GAAP Financial Measure, page 36

8.	We note your reconciliation of Adjusted EBITDA includes a line item titled “Non-recurring expense.” Note that Item 10(e)(1)(ii)(B) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate items identified as non-recurring when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. See also Question 102.03 of the Non-GAAP Compliance & Disclosure Interpretations and revise your characterization of this line item as necessary.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement by removing “Non-recurring expense” from Kingfisher’s calculation of Adjusted EBITDA. Please see pages 40-42 and 293.

Risk Factors, page 39

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future, page 84

9.	Please revise to clarify that the percentages of Class A common units that your Sponsor, officers and directors, and Fund VI Holdings will own upon the business combination, as well as those Class A common units that each of your Contributors will have the ability to redeem or exchange their SRII Opco common units into upon closing of the merger.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 89-90.

Unaudited Pro Forma Condensed Consolidated Combined Financial Information of Silver Run Acquisition Corporation II, page 93

Note 1. Basis of Presentation, page 102

Overview, page 102

10.	As it relates to the acquisition of Alta Mesa, tell us how you concluded that you are the accounting acquirer pursuant to FASB ASC 805-10-55-12. Your response should provide a discussion of all relevant factors, including the composition of senior management and the relative voting rights in the combined entity (including with regard to the existence of a large minority voting interest).

Response: The Company has evaluated the transaction between Alta Mesa Holdings, LP (“Alta Mesa”) and the Company pursuant to ASC 805, Business Combinations and ASC 810, Consolidation.

Securities and Exchange Commission

October 31, 2017

The Company concluded, based on its review of ASC 805 and various Staff communications, that Alta Mesa is considered a business as it is engaged in the acquisition, exploration, development and production of oil and natural gas. Furthermore, the Company while not a business, is considered substantive as it had significant pre-combination activities including its formation without contemplation of the business combination with Alta Mesa and Kingfisher and with the intent to identify suitable targets, raised significant capital from unrelated third-party investors, had a management team and board members overseeing the pursuit of targets, and issued shares to effect the initial public offering of the Company and will issue cash in addition to shares to effect the business combination.

The Company considered the guidance under ASC 810, which requires a variable interest entity (“VIE”) analysis anytime a reporting entity (i.e. the Company) obtains a variable interest in another company. When evaluating whether a limited partnership or similar legal entity is a VIE, a two-factor test must be addressed pursuant to ASC 810-10-15-14(b)(1)(ii). First, at a minimum, a simple majority of the limited partners must hold substantive kick-out rights over the general partner. Kick-out rights may also be held by a lower threshold, for example a kick-out right exercisable by a single party. For this purpose, kick-out rights through voting interests held by entities under common control with the general partner, or other parties acting on behalf of the general partner, are not included in the evaluation. Second, the limited partners must hold participating rights over the general partner. Additionally, participating rights held by the general partner, or its related parties, are not considered substantive. If the limited partners lack both conditions, the limited partnership is deemed a VIE.

Under the proposed transaction, Alta Mesa would continue to function as a limited partnership and the limited partners would lack substantive participating and kick-out rights to block or remove the general partner making it a VIE. The Company through its intermediate subsidiary, SR II Opco, LP (“SRII Opco”), would control the management and voting power of Alta Mesa GP with a 90% voting interest and 100% economic interest. The remaining 10% voting interest will be held directly by senior management, and certain affiliates of Bayou City and HPS (the “AM Group”), who are the interest owners of High Mesa Holdings, LP (the “Alta Mesa Contributor”). The AM Group, which will hold the 10% voting interest in Alta Mesa GP, will enter into a voting agreement (the “Voting Agreement”) pursuant to which it will agree to vote such interest as directed by SRII Opco and will not have substantive kick-out or participating rights with respect to Alta Mesa or Alta Mesa GP. This, coupled with the Company’s significant investment and controlling financial interest in Alta Mesa following the transaction, results in the Company being the primary beneficiary.

Prior to the transaction, the Alta Mesa Contributor holds a 100% voting interest and 88% economic interest in Alta Mesa (with Riverstone VI Alta Mesa Holdings, L.P. owning the remaining 12% economic interest). Subsequent to the completion of the transaction, assuming no redemptions and the exercise of the $400 million IPO Forward Purchase Agreement held by our Sponsor, the existing stockholders of the Company, the Riverstone Contributor and their affiliates, will indirectly own 49.3% of the economic interest and voting interest in Alta Mesa through their Class A and Class C Common Stock in the Company, while the Alta Mesa Contributor will indirectly own 36.4% of the economic interest in Alta Mesa through its SRII Opco Common Units, 36.4% of the voting interest in Alta Mesa through its Class C Common Stock in the Company and a 10% voting interest in Alta Mesa GP subject to the Voting Agreement, and the Kingfisher Contributor will indirectly own 14.3% of the economic interest in Alta Mesa through its SRII Opco Common Units and 14.3% of the voting interest in Alta Mesa through its Class C Common Stock in the Company. Assuming the exercise of all outstanding warrants, the hypothetical redemption by certain of the Company’s current stockholders and an additional $200 million in the Business Combination Forward Purchase Agreement being exercised by our Sponsor and the issuance of all of the contingent earn-out consideration, the existing stockholders of the Company, the Riverstone Contributor and their affiliates

Securities and Exchange Commission

October 31, 2017

will indirectly own 48.7% of the economic interest and voting interest in Alta Mesa through their Class A and Class C Common Stock in the Company, while the Alta Mesa Contributor will own 37.5% of the economic interest in Alta Mesa through its SRII Opco Common Units, 37.5% of the voting interest in Alta Mesa through its Class C Common Stock in the Company and a 10% voting interest in Alta Mesa GP subject to the Voting Agreement, and the Kingfisher Contributor will own 13.8% of the economic interest in Alta Mesa though its SRII Opco Common Units and 13.8% of the voting interest in Alta Mesa through its Class C Common Stock in the Company. Under both scenarios, existing stockholders of the Company (including the Riverstone Contributor and their affiliates) will own the largest voting and economic interest when compared to any other stockholder after the completion of the transaction. The 10% voting interest in Alta Mesa GP held by the AM Group does not impact the voting interests described above due to the Voting Agreement.

Based on our analysis of the consolidation guidance under ASC 810, after the transaction is complete, the Company is considered the primary beneficiary of Alta Mesa. ASC 805-10-25-5 states that the primary beneficiary of a VIE always is the acquirer and the determination of which party is the primary beneficiary is made in accordance with the VIE subsections of ASC 810, not based on the general guidance in ASC 810 or ASC 805-10-55-11 through 55-15. Furthermore, ASC 805-10-55-10 concludes that “the existence of a controlling financial interest shall be used to identify the acquirer in a business combination, except when a VIE is acquired. If a business combination has occurred but applying that guidance does not clearly indicate which of the combining entities is the acquirer, ASC 805-10-25-5 requires the factors in ASC 805-10-55-11 through 55-15 to be considered in making that determination.” Since Alta Mesa would be considered a VIE and the primary beneficiary would be the Company after the transaction is complete, the Company is considered the accounting acquirer of Alta Mesa and additional considerations under ASC 805-10-55-12 are not considered applicable.

Preliminary Estimated SRII Opco Common Units to be issued to the Alta Mesa Contributor, page 103

11.	Footnote (3) on page 104 indicates that the adjustment for Alta Mesa debt assumed by SRII Opco includes a preliminary estimate of future borrowings under Alta Mesa’s secured revolving credit facility. Tell us why you believe this portion of the pro forma adjustment is factually supportable. Refer to Rule 11-02(b)(6) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and understands the requirements under Rule 11-02(b)(6). The Company believes this adjustment is appropriate because the number of SRII Opco Common Units to be issued to the Alta Mesa Contributor varies depending on the amount of borrowings before Closing under the secured revolving credit facility. The Company believes that excluding the anticipated additional borrowings before Closing under the secured revolving credit facility could be misleading to the reader as it would provide an inaccurate estimate of the number of SRII Opco Common Units to be issued to the Alta Mesa Contributor. Alta Mesa anticipates that the amount of borrowings included in the Proxy Statement will approximate the anticipated amount of borrowings outstanding at the Closing. In the definitive proxy statement, the Company will update the borrowings under the secured revolving credit facility to be assumed by the Company and will remove the reference to “preliminary estimates of additional debt.”

Preliminary Estimated Purchase Price Allocation for Alta Mesa, page 105

12.	Expand the disclosure in footnote (3) to provide a qualitative description of the factors that make up the goodwill recognized and footnote (5) to provide additional information regarding the acquired unfavorable contract. Also consider this comment in the context of the disclosure related to the estimated purchase price allocation for Kingfisher and provide additional detail regarding the identifiable intangible assets acquired on a pro forma basis.

Response: The Company acknowledges the Staff’s comment and, in response thereto, has revised the disclosure to include a qualitative discussion of the factors that make up the goodwill and

Securities and Exchange Commission

October 31, 2017

identifiable intangible assets as well as additional information regarding the favorable and unfavorable contract terms reflected in the Proxy Statement. Please see pages 111-113. In particular, with respect to the disclosure regarding goodwill, the Company notes that ASC 805-30-50-1 requires “A qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining operations of the acquiree and the acquirer, intangible assets that do not qualify for separate recognition, or other factors.”

The Company revised the preliminary estimated purchase price allocation for Alta Mesa based on an updated preliminary valuation of the net assets acquired resulting in a reduced amount of goodwill recognized. The factors that make up the goodwill in the preliminary purchase price allocation for Alta Mesa reflect the elimination of the intercompany relationship related to the premium portion of the contract terms between Alta Mesa and Kingfisher offset by the market valuation of the net Alta Mesa assets acquired by the Company.

The factors that make up the goodwill in the preliminary purchase price allocation for Kingfisher include expected synergies, including future cost efficiencies with continual flow of activity of Alta Mesa production into the Kingfisher processing facility as the basin expands, as well as other benefits that are expected to be generated.

The acquired contract is related to the pre-existing relationship between Alta Mesa and Kingfisher. Kingfisher currently provides crude oil and natural gas gathering and processing services to Alta Mesa. The terms of the arrangement between Alta Mesa and Kingfisher are at rates that are higher than the current market rates for similar arrangements. Therefore, a liability for the premium portion of the arrangement has been reflected for Alta Mesa and an asset for the premium payment terms of the arrangement has been recorded by Kingfisher for the amount of $254.6 million. The asset and liability are measured at fair value at the acquisition date and are eliminated upon consolidation.

The identifiable intangible assets acquired from Kingfisher relates to the fair value of customer relationships held by Kingfisher prior to the close of the transaction.

Note 4. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Consolidated Combined Statement of Operations for the Year Ended December 31, 2016, page 116

13.	Clarify how you calculated pro forma adjustment (g) for the intersegment eliminations of Alta Mesa’s marketing and transportation expense and Kingfisher’s midstream revenue considering that Alta Mesa represented 96.9% of Kingfisher’s consolidated revenue for the year ended December 31, 2016 (as stated on page 299 of your filing).

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly to clarify the intersegment elimination of Alta Mesa’s marketing and transportation expense and Kingfisher’s midstream revenue for the year ended December 31, 2016. Please see pages 121-122. Kingfisher commenced its operations in July 2016 and Alta Mesa was its primary customer until the latter part of the fourth quarter of 2016. Kingfisher processed 96.9% of its volumes from wells in which Alta Mesa operated for fiscal year 2016. Only the marketing and transportation expense charged to Alta Mesa for its share of the fees have been eliminated from the pro forma statements. The marketing and transportation expense charged is based on actual invoices. The remainder of the marketing and transportation invoices are charged to other interest owners and remain in the consolidated pro forma statement revenues.

Securities and Exchange Commission

October 31, 2017

Proposal No. 1 – The Business Combination Proposal, page 127

Amended and Restated Agreement of Limited Partnership of SRII Opco, page 147

14.	You disclose that SRII Opco GP will be able to control all of the day-to-day business affairs without the approval of any other partner unless stated otherwise in the SRII Opco LPA. Please revise to explain if the LPA contemplates or will state otherwise.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 153.

15.	Please disclose how the SRII Opco LPA defines “distributable cash.”

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 153.

Background of the Business Combination, page 156

16.	Please revise to discuss how Silver Run II’s board determined the business combination consideration, including the mix of consideration, for each of Alta Mesa and Kingfisher. Also, please describe the mix of consideration that was initially proposed to each of Alta Mesa and Kingfisher.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 164-170.

17.	Please revise to discuss how the transaction structure was ultimately determined.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to discuss how the Company decided on an “Up-C” transaction structure with Alta Mesa and Kingfisher becoming subsidiaries of SRII Opco. Please see page 165.

18.	It appears based on your disclosure that you agreed to eliminate the financing condition and post-closing indemnity in the Alta Mesa Contribution Agreement as a concession to Alta Mesa. Please revise to disclose the factors you considered in eliminating these terms.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 166-167 and 169.

19.	On June 26, 2017 you disclose that Latham sent an issues list relating to the Alta Mesa Contribution Agreement that described, in part, a proposed commitment from a Riverstone entity to contribute $200 million to Alta Mesa during the pre-closing period to fund Alta Mesa’s capital expenditures. Please disclose how this investment came about, including who initially proposed and how this was negotiated.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 166-167.

20.	You indicate that on April 25, 2017, TPH presented its initial view on Alta Mesa’s assets, growth profile and underlying geology to members of your management and members of Riverstone, and on July 19, 2017, TPH discussed with you via teleconference the technical analysis of the Alta Mesa and Kingfisher assets. Please revise your disclosure to describe these presentations in more detail and provide descriptions for any other presentations or reports from an advisor or other outside party that is materially related to the transaction, whether oral or written. Refer to Item 1015(b) of Regulation M-A.

Securities and Exchange Commission

October 31, 2017

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement to provide more detail regarding TPH’s due diligence. Please see pages 163-164. Other than the technical, legal, financial and accounting due diligence conducted by TPH, Latham & Watkins LLP and Ernst & Young, no other advisor or outside party provided any oral or written presentations or reports to the Company.

21.	We note that on August 12, 2017 the parties agreed to final terms. Please also disclose how the upward and downward revision to the value of the equity consideration to be received by the Alta Mesa Contributor was negotiated.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 169-171.

Silver Run’s Board of Director’s Reasons for the Approval of the Business Combination, page 164

22.	We note your disclosure that your board reviewed financial projections provided by the management teams of Alta Mesa and Kingfisher before reaching its decision to approve the business combination. Please revise your disclosure to describe these financial projections and the material assumptions underlying these projections. Refer to Item 14(b)(4) of Schedule 14A and Item 1004(a)(2) of Regulation M-A.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 174-175.

Proposal No. 4 – The Exclusive Forum Charter Proposal, page 183

23.	Please revise to include disclosure regarding the effect of this charter amendment on shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 193.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Alta Mesa, page 219

Liquidity and Capital Resources, page 236

Senior Notes, page 237

24.	Please disclose if this business combination will constitute a change of control under the 2024 Notes.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 247.

Business of Alta Mesa, page 249

25.	We note your disclosure of quantities of proved reserves based on a NYMEX forward strip pricing scenario. We also note the presentation of this information in the same table as the

Securities and Exchange Commission

October 31, 2017

quantities of proved reserves required by Item 1202(a) of Regulation S-K on pages 251. Item 1202(b) of Regulation S-K permits the optional presentation of the sensitivity of reserves to different pricing scenarios, but in a separate table. Tell us how your presentation complies with Item 1202(b) or revise your presentation accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 260-262.

26.	Expand the disclosure relating to the optional reserves sensitivity analysis prepared using NYMEX forward strip prices as of December 31, 2016 here and throughout your submission to discuss the inherent uncertainty associated with such estimates (i.e., because actual future prices may vary significantly from the NYMEX forward strip prices, volumes of reserves actually recovered and the amounts of revenue actually received may be more or less than the estimated amounts). Also, explain why you have chosen to use NYMEX forward strip prices and why you have selected the particular date of December 31, 2016.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 260-262.

Alta Mesa’s Oil and Natural Gas Reserves, page 258

Proved Undeveloped Reserves, page 260

27.	We note from the disclosure on page 261 that you plan to drill 20 wells to convert 5.6 net MMBOE of proved undeveloped reserves (“PUDs”) to proved developed reserves in 2017. As the conversion of 5.7% of your PUDs to proved developed reserves in 2017 suggests that you may not be able to develop your PUDs within 5 years of the original date of booking, expand your disclosure to explain how you plan to meet the requirements relating to the timely conversion of your PUDs pursuant to Rule 4-10(a)(31)(ii) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see page 271.

Beneficial Ownership of Securities, page 307

28.	The number and percentage of voting shares that will be owned by Silver Run Sponsor II, LLC after the business combination appear inconsistent with the disclosures on pages viii and ix regarding the ownership of Riverstone and affiliated entities upon closing and do not appear to include the voting shares that will be owned after the business combination by Riverstone and its affiliates, specifically Sponsor, Fund IV Holdings and the Riverstone Contributor. Please revise your table accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 319-321.

Index to Financial Statements, page Fin-i

Kingfisher Midstream, LLC Unaudited Financial Statements

Statements of Operations, page Fin-83

Securities and Exchange Commission

October 31, 2017

29.	We note you present gross profit on the face of your statements of operations. However, it is not clear whether you include depreciation and amortization in cost of sales. Please note that the presentation of a figure for income before depreciation is not appropriate. Revise your presentation, as necessary to comply with the guidance in SAB Topic 11B. Refer also to Item 302(a)(1) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement by deleting the gross profit line item and moving cost of sales to operating expenses in Kingfisher’s financial statements. Please see pages Fin-83 and Fin-92.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies, page Fin-86

Revenue Recognition, page Fin-86

30.	Revise to provide additional detail regarding your revenue recognition accounting policy. Refer to SAB Topic 13.

Response: The Company acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. Please see pages 302-303, Fin-86 and Fin-95.

Forms 8-K filed August 7, 2017 September 14, 2017 and October 3, 2017

31.	We note that you have identified these Forms 8-K as soliciting materials pursuant to Rule 14a-12 under the Exchange Act. Therefore, it is the staff’s view that the Investor Presentations were “filed” as exhibits to those Forms 8-K and are not deemed to be “furnished” under Regulation FD. Revise those Forms 8-K accordingly.

Response: The Company acknowledges the Staff’s comment and intends to file Forms 8-K/A amending and restating each of the Forms 8-K filed on August 7, 2017, September 12, 2017 and October 3, 2017.

32.	Expand your presentations to provide an appropriate statement regarding the different levels of uncertainty relating to the estimates of proved and unproven reserves and/or resources, and net present worth discounted at 10% (“PV-10”). For example, you should indicate whether the net quantities and net present worth discounted at 10%, relating to your unproven estimates, have been adjusted to reflect the level of recovery risk and the extent that such estimates are comparable and meaningful when combined with your proved estimates.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the presentation does not reference any unproven reserves and that the PV-10 value only reflects proved reserves. Additionally, the disclaimer to the presentation includes the following cautionary language regarding reserve estimates: “Reserve engineering is a process of estimating underground accumulations of hydrocarbons that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions could impact Alta Mesa’s strategy and change the

Securities and Exchange Commission

October 31, 2017

schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered. Estimated Ultimate Recoveries, or “EURs,” refers to estimates of the sum of total gross remaining proved reserves per well as of a given date and cumulative production prior to such given date for developed wells. These quantities do not necessarily constitute or represent reserves as defined by the Securities and Exchange Commission (the “SEC”) and are not intended to be representative of anticipated future well results of all wells drilled on Alta Mesa’s STACK acreage.” Please see “Disclaimer—Reserve Information” to the Investor Presentation.

33.	Provide reserves disclosure that complies with Rule 4-10 of Regulation S-X. We note that you utilize NYMEX pricing, rather than SEC pricing. In that regard, see comment 25 above.

Response: The Company acknowledges the Staff’s comment and has revised the Investor Presentation accordingly. Please see pages 11, 12, 18, 22, 71, 72 and 75 of the Investor Presentation, which are attached as Exhibit A hereto.

*    *    *    *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel.

Very truly yours,

SILVER RUN ACQUISITION CORPORATION II

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Chief Financial Officer

Cc:	Silver Run Acquisition Corporation II

James T. Hackett

Latham & Watkins LLP

William N. Finnegan IV, Esq.

Debbie P. Yee, Esq.

Exhibit A

[See Attached]

Alta Mesa Resources

Focused on development and consolidation in the STACK

Upstream Metrics

Net STACK Surface Acres	~120,000
Current Production (BOE/D)	~20,000
% Liquids	69%
Resource Potential (MMBOE)[1]	>1,000
Breakeven Oil Price, $/BBL WTI	< $30
Single-well IRR	>80%
Gross Identified Base Locations[1]	4,196
Operated STACK Hz. Wells Producing / Operated STACK Hz. Wells Drilled[3]	167 / 205
2017 YTD Average Rigs	6

Midstream Metrics

Natural Gas Processing Current / YE 2017	60 / 350[4] MMCF/D
Pipelines	300+ miles
Dedicated Acreage	~300,000 gross acres
Storage Capacity	50 MBBL with 6 loading LACTs[5]

Contiguous Core Position in STACK Oil Window



Nemaha Ridge Uplift
Alta Mesa Acreage
Updip Oil - API Gravity = 40°-42°, GOR = ~500-750 scf/bbl
Oil -API Gravity = 42°-45°, GOR, 750-1,500 scf/bbl
Volatile Oil - API Gravity = 45°-50°, GOR 1,500-5,000 scf/bbl
Wet Gas - API Gravity = 50°-60°, GOR = 5,000-15,000 scf/bbl
Dry Gas - API Gravity 60°+, GOR = >15,000 scf/bbl
N
Woods
Alfalfa
Major
Garfield
Blaine
Dewey
Kingfisher
Custer
Canadian
SD
CHK
NFX
MRO
DVN
CLR
AMR
RIGS 90 DAYS
Permits 180 Days
Existing KFM Plant
Compressor Station
Kingfisher Midstream System
ALTA MESA (6)
CHESAPEAKE (3)
CONTINENTAL (10)
DEVON (8)
NEWFIELD (5)
MARATHON (8)
SANDRIDGE (3)
OTHER (27)[6]

Source: Public Filings, Investor Relations.
Note: Acreage as of 7/20/2017.
[1] Does not include additional resource potential or undeveloped locations on ~20,000 net acres recently acquired in the Major County Acquisition.
[2] Includes additional locations from downspacing in the Oswego, Meramec, Lower and Upper Osage formations as well as additional locations in the Big Lime, Cherokee, Manning, Chester, Woodford and Hunton formations.
[3] Horizontal wells drilled as of 8/14/17
[4] Includes 90 MMCF/D offtake processing contracted 3Q 2017.
[5] Lease Automatic Custody Transfer units.
[6] Operators with 2 rigs or fewer running.

11

Progressive Execution through Cycles
12
Track record of growth in production, reserves, leasehold
• Disciplined acreage aggregation focused primarily on “bolt-on” acquisitions to increase contiguous position as STACK play has emerged
• Production has responded to systematic de-risking, delineation, and now development of acreage
• Proved reserves growth reflects significant continuity of producing acreage in Osage, Meramec, and Oswego
Alta Mesa Footprint 120,000 40,587 44,506 73,512 102,466 YE 2013 YE 2014 YE 2015 YE 2016 Current
Source: Company data, Public Filings, IHS Herolds, RigData.
1 Inclusive of Net Production from Bayou City JV. 2012 and 2013 data reflects occurrence date and not accounting date LOS, due to the reasoning that occurrence date method incorporated a change in NGL accounting; whereas accounting date LOS does not.
2 Proved reserves based on YE 2016 SEC pricing ($42.75/bbl; $2.49/mmbtu held flat). YE 2016 proved reserves as of 12/31/2016 close. Detail on proved reserves based on NYMEX pricing can be found in the Appendix to this presentation.
Net STACK Acreage
Total Net Production (MBOE/D)1
SEC Proved Reserves (MMBOE)2
~ 8.7 17.3 28.2 67 129.6 YE12 YE13 YE14 YE15 YE 16 1.0 1.7 4.8 8.8 13.1 22.2 2012 2013 2014 2015 2016 June 2017

Solid Well Results De-Risk Kingfisher Acreage

Representative wells across 11 townships



CO
KS
MO
Project Area
NM
OK
AR
TX
LA
N
Blaine
Kingfisher
Logan
Canadian
Oklahoma
Notable Horizontal Wells
Horizontal Wells
Key 2017 Wells
Updip Oil
Oil
Volatile Oil
Wet Gas
Fieldwide Units
Alta Mesa Acreage
Osage Structure
Nemaha Ridge Uplift

Key 2017 Alta Mesa Wells		
Well	**Target**	**IP30 (BOE/D)**
Aces High 1606 4-19MH	Osage	823
Coleman 1706 6A-9MH	U Osage/L Meramec	514
Dalwhinnie 1605 1-31MH	Osage	702
Fazio 1705 1-13MH	Osage	909
Hasley 1605 1-28MH	Osage	549
Huntsman 1506 2-23MH	Meramec	598
Macallan 1606 4-17MH	Osage	643
Odie 1606 1-12MH	U Osage/L Meramec	849
Peat 1606 1-26MH	Osage	522
Pollard 1605 3-2MH	Osage	507
Red Queen 1506 1-1MH	Osage	509
Shiner 1505 1-3MH	Osage	585
Speyside 1606 1-27MH	Osage	997
Yellowstone 1505 4-8MH	Osage	740

#	Well Name[1]	Lateral Length	EUR (MBOE)[2]	EUR/'000 Lateral ft[2]	IP90 (BOE/D)	IP90 % Oil	IP90/'000 Lateral ft
1	Barbara 1706 3-22MH	4,812	519	108	346	82%	72
2	Beyer 4-6H	4,452	798	179	505	75%	113
3	Boecher 1706 4-19MH	4,832	512	106	560	72%	116
4	Bollenbach 1705 4-21MH	4,820	933	194	185	55%	38
5	Bollenbach 1705 6-30MH	4,795	1,126	235	436	92%	91
6	Brown 1706 6-27MH	4,850	780	161	316	76%	65
7	Clark 1705 5-12MH	4,657	784	168	615	85%	132
8	Cleveland 1805 2-26MH	4,645	644	139	451	77%	97
9	Dixon 1505 3-16MH	4,858	594	122	325	81%	61
10	EHU 219H	4,950	764	154	123	88%	25
11	EHU 220H	3,651	649	178	216	91%	59
12	EHU 235H	5,300	538	102	357	89%	67
13	Evelyn 1706 5-18MH	4,857	521	107	621	87%	128
14	Francis 1706 5-8MH	4,856	598	123	349	69%	72
15	Gilbert 1706 6-21MH	4,738	511	108	409	59%	86
16	Hawk 1906 7-13MH	4,813	494	103	216	80%	45
17	Helen 1605 5-33MH	4,620	593	128	331	77%	72
18	Hoskins 1705 2-9MH	4,693	895	191	507	85%	108
19	James 1706 5-26MH	4,748	658	139	352	79%	74
20	Lankard 1706 6-34MH	4,855	788	162	1,291	58%	266
21	LNU 16-2H	4,788	835	174	282	89%	59
22	LNU 49-4H	4,518	717	159	518	79%	115
23	Mad Hatter 1506 2-34MH	4,670	587	126	294	90%	63
24	Martin 1505 4-9MH	4,795	555	116	278	64%	58
25	Matheson 1705 5-10MH	4,765	683	143	448	79%	94
26	Mitchell 1806 2B-27MH	4,598	582	126	311	81%	68
27	Oak Tree 1605 2-30MH	4,744	733	155	634	69%	134
28	Oltmanns 1805 6-14MH	4,930	776	157	631	70%	128
29	Oswald 1705 6-28MH	4,815	1,056	219	278	66%	58
30	Pinehurst 1706 5-5MH	5,061	619	122	572	75%	113
31	Redbreast 1505 4-7MH	4,709	589	125	251	73%	53
32	Rigdon 1705 6-11MH	4,827	663	137	697	82%	144
33	Rudd 1605 2A-5MH	4,010	450	112	489	58%	122
34	Three Wood 1505 4-17MH	4,634	564	122	321	76%	69
35	Todd 1706 6-4MH	5,019	887	177	599	68%	119
36	Vadder 1805 2-12RMH	4,504	610	135	542	63%	120
37	Wakeman 1706 6-25MH	4,842	854	176	787	62%	162
38	Weber 1806 3-22MH	4,797	581	121	112	75%	23
39	White Rabbit 1506 2-27MH	4,811	587	122	428	91%	89
	Non-Operated						
40	Deep River 30-1MH	5,586	NA	NA	324	41%	58
41	Holiday Road 2-1H	5,100	NA	NA	153	85%	30
42	King Koopa 1606 2UMH-22	4,691	NA	NA	380	60%	81
43	OOID 1OH-24	5,357	1,437	268	533	88%	99
44	Post 1706 1-30MH	4,919	220	45	461	66%	90
45	Ruzek 1H-3X	6,872	480	70	688	67%	100
46	Trifecta 1807 2OH-14-11	4,346	644	148	555	92%	128

Source: Alta Mesa Year-End Reserve Report. For non-Alta Mesa operated wells, IHS Enerdeq.

Note: EURs based on YE 2016 SEC pricing ($42.75/bbl; $2.49/mmbtu held flat). Does not include additional resource potential or undeveloped locations on ~20,000 net acres recently acquired in the Major County Acquisition. Additional detail based on NYMEX pricing can be found in the Appendix to this presentation.

[1] Includes 7 wells not operated by Alta Mesa. Includes wells operated by Chaparral, GST, MRO and NFX.

[2] 3-Stream EUR assumes shrink and NGL yield based on actual LOS statements.

18

Asset Value of AMR's STACK Position

Drilling Inventory – Gross Locations



Alta Mesa's ~4,200 Identified Gross Drilling Locations are the primary focus of the near-term development plan
3,712
484
4,196
516
1,284
2,242
8,238
174
872
753
2,214
13,659
Meramec/Osage (12 WPS)
Oswego (2 WPS)
Current Identified Targeted Locations
Kingfisher Downspacing to 20 WPS[2]
Kingfisher Downspacing to 27 WPS[3]
Current Identified and Downspacing Locations
Additional Formations - Current Testing
Major/Blaine Meramec/Osage Primary Locations
Major/Blaine Meramec/Osage Downspacing Locations
Other Additional Formations
Total Potential Locations
Osage/Meramec
Oswego
Big Lime
Manning
Hunton
Woodford
Other[4]

NAV from Identified Drilling Locations ($MM)



$251
$1,214
$43
$17
$1,550
($307)
$2,768
PDP
Meramec/Osage
Oswego
DrillCo
KFM Margin Uplift
Net Debt and Other Adjustments[6]
Base Case Net Asset Value

Upside Area of Focus	Implied PV-10 Value ($MM)
Manning[1]	$357
Kingfisher Downspacing to 20 WPS[2]	364
Kingfisher Downspacing to 27 WPS[3]	404
Major/Blaine Meramec/Osage Primary Locations[1]	440
Major/Blaine Meramec/Osage Downspacing[1]	185
Upside KFM Margin Uplift[5]	1,398
Big Lime	Unspecified
Hunton	Unspecified
Woodford	Unspecified
Cherokee	Unspecified
Chester	Unspecified
Total Upside Potential	**$3,148**
Total Asset Value	**$5,916**

Note: PV-10 figures as of 7/1/2017. Reflects Generation 2.0 Type Curve. Assumes YE 2016 SEC Price Deck ($42.75/bbl / $2.49/mmbtu held flat). Adjusted for transportation costs paid to KFM; excludes $1.25 / bbl oil transportation costs ("KFM Margin Uplift"). Additional detail at Broker Consensus pricing can be found in the Appendix to this presentation.

[1] Assumes ~$1.0mm average PV-10/Mississippian well and ~$0.6mm average PV-10/infill well based on current drill program. Major/Blaine value assumes 8 Mississippian base WPS, 4 Mississippian infill WPS, and 2 WPS in additional formations.

[2] Low Risk downspacing of Meramec/Osage to 16 WPS (1,284 locations) and Oswego to 4 WPS (516 locations).

[3] Additional downspacing of Meramec/Osage to 23 WPS (2,242 locations).

[4] Other Formations include Cherokee and Chester.

[5] Assumes KFM Margin uplift applied proportionately to Manning and Major/Blaine county development based on relative KFM Margin impact to base development and downspacing development opportunity.

[6] Adjusts for net debt, hedges, pipeline, facilities and other capex, and G&A. Assumes 2018E Upstream G&A capitalized at 7.5x. Assumes pro forma net debt at transaction close based on Alta Mesa Q2 2017 revolver balance outstanding.

22

Alta Mesa Summary STACK Pro Forma Financials

($ in millions, unless specified)	Six Months Ended June 30, 2017	Years Ended December 31, 2016	2015	2014
Production				
Oil (MBBLS)	1,845.0	3,057.2	2,006.1	1,071.6
Natural Gas (MMCF)	7,004.0	9,110.2	4,272.6	2,083.0
NGLs (MBBLS)	589.0	901.0	499.4	315.6
Total Production (MBOE)	3,601.3	5,476.6	3,217.6	1,734.4
Daily Production (BOE/D)	19,896.9	15,004.3	8,815.3	4,751.7
Statement of Operations				
Revenue	$123.2	$166.4	$133.6	$117.3
Gain (Loss) on settled oil and gas derivative contracts	0.3	88.7	106.9	9.5
	$123.4	$255.1	$240.6	$126.8
Operating Expenses (Cash)	$35.6	$51.6	$34.8	$24.6
Exploration Costs (Cash)	8.2	17.2	9.8	11.8
Operating Expenses (Non-Cash)	40.4	63.3	80.3	29.4
General and Administrative (Cash)[1]	18.0	40.5	37.9	68.4
Interest Expense (Cash)[1]	25.2	43.4	62.5	55.8
Interest Income (Cash)	0.5	0.9	0.8	0.1
Other Financial Data				
Adjusted EBITDAX[2]	$70.4	$163.9	$168.7	$34.0
% Margin[2]	57.0%	64.2%	70.1%	26.8%

Note: This historical pro forma financial information is unaudited and gives effect to (i) the expected disposition of Alta Mesa's non -STACK assets and operations prior to the closing of the business combination as if such transaction occurred on January 1, 2014 and (ii) the contribution to Alta Mesa of interests in 24 producing wells that were drilled under the BCE joint development agreement and purchased by High Mesa from BCE on December 31, 2016 and refinancing adjustments related to a decrease in stated coupon rates of the retired 2018 Notes from 9.625% to 7.875% of the issued 2024 Notes and reduced interest expense of $10.3 million due to the repayment in full of Alta Mesa's $125 million senior secured term loan, as if such transactions occurred on January 1, 2016.

[1] General and administrative expense and interest expense for the total company.

[2] Adjusted EBITDAX is a Non-GAAP financial measure. See reconciliation to the nearest comparable GAAP measure in the appendix to this presentation.

71

72
Reconciliation of Adjusted EBITDAX to Net Income
Note: This historical pro forma financial information is unaudited and gives effect to (i) the expected disposition of Alta Mesa’s non -STACK assets and operations prior to the closing of the business combination as if such transaction occurred on January 1,
2014 and (ii) the contribution to Alta Mesa of interests in 24 producing wells that were drilled under the BCE joint development agreement and purchased by High Mesa from BCE on December 31, 2016 and refinancing adjustments related to a decrease in stated coupon rates of the retired 2018 Notes from 9.625% to 7.875% of the issued 2024 Notes and reduced interest expense of $10.3 million due to the repayment in full of Alta Mesa’s $125 million senior secured term loan, as if such transactions occurred on January 1, 2016.
1 (Gain) Loss due to change in fair value of derivative contracts.
2 Does not include non-cash items - provision for income taxes, loss on extinguishment of debt, unrealized loss (gain) on oil and gas hedges and (gain)/loss on sale of assets. Six Months Ended($ in millions, unless specified)June 30, 2017201620152014Net Income (Loss)$44.7($107.3)$100.4$23.9Adjustments: State income taxes- - 0.60.2 Interest expense 25.243.462.555.8 Exploration expense8.217.29.811.8 Depreciation, depletion and amortization expense39.162.661.329.1 Impairment expense1.20.418.80.0 Accretion expense0.10.30.20.3 (Gain) Loss on derivative contracts1(48.2)129.1(17.2)(87.1) (Gain) on sale of assets0.00.0(67.6)(0.0) Loss on Extinguishment of Debt0.018.20.00.0Adjusted EBITDAX2$70.4$163.9$168.7$34.0Years Ended December 31,

Substantial Resources

Volumes and PV-10 Value for 4,196 Primary Gross Identified Locations Only

PV-10 at YE 2016 SEC Pricing


Osage
$1,800
$3,075MM
Meramec
$843
PDP
$319
Oswego
$75
DrillCo
$38

PV-10 at NYMEX[1]


Osage
$2,782
$4,778MM
Meramec
$1,351
PDP
$414
Oswego
$165
DrillCo
$67

PV-10 at Research Consensus


Osage
$3,541
$6,059MM
Meramec
$1,714
PDP
$484
Oswego
$231
DrillCo
$90

PV-10 at YE 2016 SEC Pricing including Downspacing[2]


Meramec
$843
Oswego
$75
DrillCo
$38
Osage
$1,800
$4,749MM
Low Risk
Downspacing
$781
Additional
Downspacing
$892
PDP
$319

Identified Locations by Commodity


NGL
21%
Oil
41%
4,196
Gross
Locations
Gas
38%

Base PV-10 by Operated at Research Consensus


Operated
95%
4,196
Gross
Locations
DrillCo
2%
Other
3%

Note: PV-10 figures are pre-tax, pre-G&A, pre-Net Debt, do not include the impact of hedges, and exclude $64mm Pipeline and facilities capital expenditures (PV-10). PV-10 figures as of 7/1/2017. Reflects Generation 2.0 Type Curve. YE 2016 SEC Price Deck assumes $42.75/bbl; $2.49/mmbtu held flat. Research Consensus Price Deck assumes 2017: $51.16/bbl / $3.16/mcf; 2018: $54.90/bbl / $3.14/mcf; 2019: $58.00/bbl / $3.05/mcf and held flat thereafter, unless otherwise noted. Does not include additional resource potential or undeveloped locations on ~20,000 net acres recently acquired in the Major County Acquisition. Adjusted for transportation costs paid to KFM. Excludes $1.25 / bbl oil transportation costs.

[1] NYMEX strip pricing as of 9/8/2017 close until 2021 and held flat thereafter. For 4,196 Primary Identified locations (for all but bottom left output that includes downspacing).

[2] Low Risk downspacing of Osage to 11 WPS (966 locations), Meramec to 5 WPS (318 locations), and Oswego to 4 WPS (516 locations). Additional downspacing of Osage to 15 WPS (1,288 locations) and Meramec to 8 WPS (954 locations).

75